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                                                                  Exhibit (e)(4)

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee (the "Committee") reviews and approves Intimate Brands' executive compensation philosophy and policies and the application of such policies to the compensation of executive officers. Messrs. Wexner, Gilman and Schlesinger were compensated by The Limited and did not participate in our compensation and stock programs. Intimate Brands' compensation programs and compensation philosophy are generally consistent with those of The Limited. The Intimate Brands Compensation Committee also meets independently with outside compensation consultants to periodically assess the effectiveness and reasonableness of Intimate Brands' executive officer compensation program.

Compensation philosophy.

Intimate Brands attempts to apply a consistent philosophy to compensation for all leadership associates, including senior executives. The compensation program goal is to link executive compensation to business performance that enhances stockholder value. Accordingly, Intimate Brands has structured total compensation for leadership individuals so that a lower proportion is fixed compensation and a much higher proportion is variable keyed to business unit and stock performance.

Intimate Brands' philosophy is based on the following basic principles: To Pay for Outstanding Performance.

Intimate Brands believes in paying for results. Individuals in leadership roles are compensated based on a combination of total company, business unit and individual performance factors. Total company and business unit performance are evaluated primarily on the degree to which financial targets are met. Individual performance is evaluated based upon several leadership factors, including building brand identity, attainment of specific merchandise and financial objectives, building and developing a strong leadership team, developing an infrastructure to support future business growth and managing expenses. In addition, a significant portion of total compensation is in the form of equity-based award opportunities to directly tie any increased compensation to increased stockholder value.

To Pay Competitively.

Intimate Brands is committed to providing a total compensation program designed to attract the best senior leaders to the business and to retain the best, consistently highest performers. To achieve this goal, Intimate Brands annually compares its pay practices and overall pay levels with other leading retail and, where appropriate, non-retail companies and sets pay guidelines based on this review.

To Pay Equitably.

Intimate Brands believes that it is important to apply generally consistent guidelines for all leadership compensation programs across business units, considering the size, complexity, stage of development and performance of the business and the performance of each individual executive.

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Principal compensation elements.

The principal elements of executive compensation at Intimate Brands are base salary, short-term performance-based cash incentive compensation and long term equity-based incentive programs. In determining guidelines for each compensation element, Intimate Brands participates in compensation surveys, which include approximately 75 national and regional specialty and department store retail businesses, chosen because of their general similarity to Intimate Brands in business and merchandise focus. In addition, Intimate Brands participates in special surveys focusing on specific segments of the business, such as merchandise design, and the personal care products businesses. With the help of Intimate Brands' compensation consultants, Intimate Brands analyzes executive compensation levels and practices relative to the performance of these competitor companies and, from this information, develops pay guidelines that generally reward exceptional executive performance with pay well above the industry survey median. The competitor group that is surveyed is subject to periodic review and is modified from time to time to reflect new businesses, mergers, acquisitions and changes in business focus. The competitor group that Intimate Brands uses for this purpose contains approximately 40% of the companies in the S&P Retail Stores Composite Index represented in the Stockholder Return Graph (on page 20). Subject to Intimate Brands' needs, Intimate Brands generally attempts to design all incentive and equity-based compensation programs to be deductible under the Internal Revenue Code of 1986, as amended.

Base Salary.

The Committee annually reviews and approves the base salary of each executive officer and business president. In determining salary adjustments, the Committee considers the size and responsibility of the individual's position, the business unit's overall performance, the individual's overall performance and future potential and the base salaries paid by competitors to employees in comparable positions. Individual performance is measured against the following factors: seasonal and annual business goals, brand strategy execution, business growth and brand execution goals and the recruitment and development of leadership talent. These factors are considered subjectively in the aggregate, and none of these factors is accorded a formula weight.

Performance-based cash incentive compensation.

Intimate Brands has implemented a short-term performance-based cash incentive compensation program for specified key leadership positions that provides for incentive payments for each six-month operating season. These incentive payments are based on the attainment of pre-established objective financial goals.

For most businesses, the goals under this plan are based on operating income. However, goals also may be based on other objectives or criteria, depending on the business unit and its strategy. Intimate Brands sets these goals at the beginning of each six-month season, and bases them on an analysis of historical performance, growth, and income improvement expectations for that business, financial results of other comparable businesses both inside and outside Intimate Brands and progress toward achieving the strategic plan for that business. Annually, Intimate Brands establishes target cash incentive compensation opportunities for eligible executives stated as a specific percent of base salary. The amount of performance-based incentive compensation earned by participating executives can range from zero to double their incentive target, based upon the extent to which the pre-established financial goals are achieved or exceeded.

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Equity-based incentive programs.

The Committee believes that continued emphasis on equity-based compensation opportunities encourages performance that enhances stockholder value, thereby further linking leadership and stockholder objectives. In 2000, the Committee awarded equity-based incentive compensation under the Company's stock program to leaders other than those listed in the Summary Compensation Table above. The Committee believes that stock awards, the vesting of which is subject to continued employment, help us to retain key high performing executives.

Award opportunities for each eligible participant are based on guidelines, which include size of the executive's business unit, the individual's responsibility level within that business, competitive practice and the market price of Intimate Brands' Common Stock. In determining the awards for an executive officer, the Committee evaluates competitive practice and the executive officer's performance and importance to the business.

Stock options.

In 2000, Mr. Schlesinger was awarded stock options covering stock of The Limited in the amount set forth in the Option Grants in Fiscal 2000 table above. The exercise price of this grant was at a premium over the fair market value on the date of grant. The option program utilizes vesting periods to encourage retention of key executives. Performance-based restricted stock.

In 2000, Mr. Schlesinger received restricted shares of The Limited's common stock, which vest on a graduated basis over a six year period. CEO compensation

In the last completed fiscal year, compensation for Mr. Wexner was determined by the Compensation Committee of The Limited and was therefore based on the performance of, and paid by, The Limited.

                                        Compensation Committee

                                        E. Gordon Gee, Chair
                                        Donald B. Shackelford


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